UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Avistar Communications Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 per share
(Title of Class of Securities)

05379X208
(CUSIP Number of Class of Securities Underlying Options)

Elias MurrayMetzger
Chief Financial Officer,
Chief Administrative Officer and
Corporate Secretary
Avistar Communications Corporation
1875 S. Grant Street
10th Floor,
San Mateo, California 94402
(650) 525-3300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Robert P. Latta Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$3,407,278*	$242.94
*      Estimated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 9,241,242 shares of the Issuer's common stock having an aggregate value of $3,407,278 based on the Black-Scholes option pricing model as of May 14, 2010 will be exchanged or cancelled pursuant to this offer.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing party: Not applicable. Date filed: Not applicable.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO relates to an offer by Avistar Communications Corporation, a Delaware corporation, ("Avistar") to exchange options (the "Exchange Offer") to purchase shares of its common stock, whether vested or unvested, that were granted to eligible service providers with an exercise price of $0.68 per share or higher, as further described in the Offer to Exchange (as defined below).  These options are referred to herein as the "Eligible Options."  Each new option will be granted pursuant to Avistar's 2009 Equity Incentive Plan.  An "eligible service provider" refers to an employee (including an executive officer) and a non-executive director of Avistar (which, for purposes of this offer, includes Avistar’s subsidiary) as of the commencement of the offer and through the expiration date.  Our contractors are not eligible service providers and may not participate in the offer.

Attached hereto as Exhibit (a)(1)(A) is the Offer to Exchange Certain Outstanding Options for New Options, dated May 18, 2010 (the "Offer to Exchange").  The information in the Offer to Exchange, including all schedules thereto, is incorporated herein by reference to answer the items required in this Schedule TO.  Avistar is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

Item 1.  Summary Term Sheet

The information set forth under the caption "Summary Term Sheet and Questions and Answers" in the Offer to Exchange is incorporated herein by reference.

Item 2.  Subject Company Information

(a)           Name and Address.

Avistar is the issuer of the securities subject to the Exchange Offer.  The address of Avistar's principal executive office is 875 S. Grant Street, 10th Floor, San Mateo, and the telephone number at that address is (650) 525-3300.  The information set forth in the Offer to Exchange under the caption "The Offer—Information concerning Avistar" is incorporated herein by reference.

(b)           Securities.

The subject class of securities consists of the Eligible Options.  The actual number of shares of common stock subject to the new options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible service providers and accepted for exchange and cancelled.  The information set forth in the Offer to Exchange under the captions "Summary Term Sheet and Questions and Answers," "Risks of Participating in the Offer," and the sections under the caption "The Offer" titled "Number of options; expiration date," "Acceptance of options for exchange and issuance of new options," and "Source and amount of consideration; terms of new options" is incorporated herein by reference.

(c)           Trading Market and Price.

The information set forth in the Offer to Exchange under the caption "The Offer—Price range of shares underlying the options" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

(a)           Name and Address.

The filing person is the issuer.  The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction F to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.  Terms of the Transaction

(a)           Material Terms.

The information set forth in the Offer to Exchange under the caption "Summary Term Sheet and Questions and Answers" and the sections under the caption "The Offer" titled "Eligibility," "Number of options; expiration date," "Purposes of the offer," "Procedures for electing to exchange options," "Withdrawal rights and change of election," "Acceptance of options for exchange and issuance of new options," "Conditions of the offer," "Price range of shares underlying the options," "Source and amount of consideration; terms of new options," "Status of options acquired by us in the offer; accounting consequences of the offer," "Legal matters; regulatory approvals," "Material U.S. federal income tax consequences" and "Extension of offer; termination; amendment" attached to the Offer to Exchange is incorporated herein by reference.

(b)           Purchases.

The information set forth in the Offer to Exchange under the caption "The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(e)           Agreements Involving the Subject Company's Securities.

The information set forth in the Offer to Exchange under the caption "The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.  Avistar's 2000 Stock Option Plan, 2000 Director Option Plan and 2009 Equity Incentive Plan and related option agreements attached hereto as Exhibits (d)(1), (d)(2) and (d)(3) contain information regarding the subject securities.

Item 6.  Purposes of the Transaction and Plans or Proposals

(a)           Purposes.

The information set forth in the Offer to Exchange under the captions "Summary Term Sheet and Questions and Answers" and "The Offer—Purposes of the offer" is incorporated herein by reference.

(b)           Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions "The Offer—Acceptance of options for exchange and issuance of new options" and "The Offer—Status of options acquired by us in the offer; accounting consequences of the offer" is incorporated herein by reference.

(c)           Plans.

The information set forth in the Offer to Exchange under the caption "The Offer—Purposes of the offer" is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration

(a)           Source of Funds.

The information set forth in the Offer to Exchange under the caption "The Offer—Source and amount of consideration; terms of new options" is incorporated herein by reference.

(b)           Conditions.

The information set forth in the Offer to Exchange under the caption "The Offer—Conditions of the offer," is incorporated herein by reference.

(d)           Borrowed Funds.

Not applicable.

Item 8.  Interest in Securities of the Subject Company

(a)           Securities Ownership.

The information set forth in the Offer to Exchange under the caption "The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Exchange under the caption "The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used

(a)           Solicitations or Recommendations.

Not applicable.

Item 10.  Financial Statements

(a)           Financial Information.

The information set forth in Avistar's Annual Report on Form 10-K for the year ended December 31, 2009 and Avistar’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 is incorporated herein by reference.  The reports can be accessed electronically on the Securities and Exchange Commission's website at http://www.sec.gov.

(b)           Pro Forma Information.

Not applicable.

Item 11.  Additional Information

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions "The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options" and "The Offer—Legal matters; regulatory approvals" is incorporated herein by reference.

(b)           Other Material Information.

Not applicable.

Item 12.  Exhibits

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.  Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AVISTAR COMMUNICATIONS CORPORATION

Date: May 18, 2010	By:	/s/ Elias A. MurrayMetzger
Elias A. MurrayMetzger Chief Financial Officer, Chief Administrative Officer and Corporate Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated May 18, 2010
(a)(1)(B)	Cover letter to all Eligible Employees Holding Eligible Options from Robert F. Kirk dated May 18, 2010
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Confirmation of Receipt of Election Form
(a)(1)(F)	Form of Reminder E-mail
(a)(1)(G)	Summary of Eligible Outstanding Stock Options
(a)(1)(H)	Form of Option Agreement
(b)	Not applicable
(d)(1)
2000 Stock Option Plan, as amended (this exhibit was previously filed as an exhibit to the Company's registration statements on Form S-1 declared effective by the Commission on August 16, 2000, and is incorporated herein by reference)

(d)(2)
2000 Director Option Plan, as amended (this exhibit was previously filed as an exhibit to the Company's annual report on Form 10-K for the year ended December 31, 2005 originally filed with the Commission on April 28, 2006,  and is incorporated herein by reference)

(d)(3)	2009 Equity Incentive Plan (this exhibit was previously filed as an exhibit to the Company's current report on Form 8-K on December 14, 2009, and is incorporated herein by reference)
(d)(4)	2009 Equity Incentive Plan Form of Option Agreement (see Exhibit (a)(1)(H))
(g)	Not applicable
(h)	Not applicable